Monthly Report - October, 2018

			     Global Macro Trust

			STATEMENT OF INCOME AND EXPENSE



					        Current Month     Year to Date
Income:
   Gain (loss) on trading of futures, forward
   and option contracts:
   Realized gain(loss) on closed contracts $      (1,375,094)     (10,551,570)
Change in unrealized gain (loss) on open            1,911,013        8,649,473
        contracts

Net gain (loss) from U.S. Treasury
   obligations:
   Realized gain (loss) from U.S.Treasury               3,625            9,227
      obligations
   Change in unrealized gain (loss) from U.S.          18,876          112,279
      Treasury obligations
Interest Income 			              282,524        2,442,656
Foreign exchange gain (loss) on margin deposits     (174,473)        (307,055)
				                 ------------    -------------
Total: Income 				              666,471          355,010

Expenses:
   Brokerage commissions 		              721,959        7,903,936
   Management fee 			               48,408          462,627
   20.0% New Trading Profit Share 	                (116)            4,726
   Custody fees 		       	                    0           26,580
   Administrative expense 	       	               91,022          934,864
					         ------------    -------------
Total: Expenses 		                      861,273        9,332,733
Net Income(Loss)			   $        (194,802)      (8,977,723)
for October, 2018

		STATEMENT OF CHANGES IN NET ASSET VALUE

			             Managing           Unit
				      Owner 	      Holders	     Total
Net Asset Value (143,384.626    $     3,734,859    174,307,504    178,042,363
units) at September 30, 2018
Addition of 		 	              0        862,938        862,938
526.941 units on October 1, 2018
Redemption of 		 	              0    (4,385,402)    (4,385,402)
(3,726.609) units on  October 31, 2018*
Net Income (Loss)               $        10,934      (205,736)      (194,802)
for October, 2018
         			   -------------   -------------   -----------


Net Asset Value at October 31, 2018
(140,230.701 units inclusive
of 45.743 additional units) 	      3,745,793    170,579,304    174,325,097
				  =============  ============= ==============


		GLOBAL MACRO TRUST October 2018 UPDATE
                      Year to Date     Net Asset
Series	  October ROR	  ROR	    Value per Unit    Units 	 Net Asset Value
--------- ----------  ------------  --------------  -----------   -------------
Series 1    (0.23)% 	   (5.04)%  $  1,156.86	  116,332.057 $   134,579,728
Series 3    0.15% 	   (1.36)%  $  1,604.97	   19,784.124 $    31,752,909
Series 4    0.29% 	     0.09%  $  1,997.55	    3,608.927 $     7,209,003
Series 5    0.10% 	     3.31%  $  1,549.58	      505.593 $       783,457

* Series 1 units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.

To the best of my knowledge and belief,
the information contained herein is
accurate and complete.



	/s/ Harvey Beker
	Harvey Beker, co-chairman
	Millburn Ridgefield Corporation
	Managing Owner
	Global Macro Trust



			Millburn Ridgefield Corporation
			     411 West Putnam Avenue
			     Suite 305 Greenwich
			     Connecticut 06830-6233




					November 12, 2018
Dear Investor:

After a month of volatile price swings, profits from trading interest rate futures and currency forwards were marginally outpaced by losses from trading stock index, energy and other commodity futures.

As the fourth quarter began and U.S. mid-term elections loomed on the horizon, market participants faced a number of daunting uncertainties. Global monetary conditions continued to tighten as central banks, led by the Fed, transitioned away from QE toward "normalized" monetary policy. Global trade tensions clouded the outlook as President Trump ratcheted up tariffs on China, where officials continued to struggle with their own domestic debt problem. Energy supplies, which had been in surplus at the start of the year, moved back to balance or slight shortage. Political uncertainties in Europe - Italy, Germany and the U.K. - added to the fragile environment. Against this backdrop, market volatility spiked as market participants pondered what impact the above factors would have on growth, inflation, interest rates, equity prices, currencies and commodity prices.

Slowing growth and political ructions in Europe led to increased demand for relatively safe government debt, and long positions in German, French and British note and bond futures were profitable. Long positions in Japanese, Australian and Canadian note and bond futures also registered gains. Meanwhile, as the Fed continued to foster higher rates in the U.S., short positions in U.S. note and bond futures and short-term Eurodollar futures were profitable as well.

Higher interest rates and an expanding growth differential underpinned a broadly stronger U.S. dollar. Consequently, long dollar positions versus the euro, pound sterling, Swiss franc, Swedish krona, Norwegian krone, Polish zloty, and Australian, Canadian and New Zealand dollars were profitable. A short dollar/long Turkish lira trade was also profitable as the political and economic turmoil in Turkey calmed somewhat. Meanwhile, a short Brazilian real trade was unprofitable as it appeared that the business friendly Jair Bolsonaro would win Brazil's Presidential election. A short yen trade was also unprofitable.

Slowing global growth, particularly in China and Europe, during the third quarter weighed on equity prices. Losses were sustained on long positions in Japanese, U.S., Australian, British, French, Dutch, Swedish and Canadian stock index futures. A short vix trade was also unprofitable as volatility spiked. Meanwhile, short positions in Chinese, Hong Kong, German, Italian, Spanish, Singaporean and South African equity futures provided partially offsetting gains. Short trades in EAFE, emerging market EEM and Euro STOXX index futures were also profitable.

After touching a 4 year high over $86 per barrel in early October, Brent crude oil prices plunged under $76 per barrel at month-end as growth concerns mounted and after Saudi Arabia's oil minister stated on October 23 that the Kingdom was prepared " ... to meet any demand that materializes ..." Other energy prices fell as well. As a result, long positions in Brent crude, WTI crude, London gas oil, heating oil and RBOB gasoline were unprofitable.

Trading of non-energy commodities was slightly unprofitable.



 				  Very truly yours,

				       Millburn Ridgefield Corporation
					Harvey Beker, co-Chairman
					George E. Crapple, co-Chairman